FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Financial Highlights – Nine months ended December 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Financial Highlights - Nine months ended December 31, 2007 (US GAAP)

Date:	January 31, 2008

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the nine months ended December 31		For the year ended March 31
	2007	2006	2007
	(Yen amounts in millions, except per share data)
		% Change from December 31, 2006
Total revenue	1,579,913	8.2%	1,460,480	2,049,101
Net revenue	877,031	12.5%	779,823	1,091,101
Income before income taxes	142,457	(40.3%)	238,599	321,758
Net income	88,872	(37.7%)	142,742	175,828
Basic net income per share	46.57		74.90	92.25
Diluted net income per share	46.42		74.72	92.00
Net income to shareholders’ equity (ROE)	5.4%		8.9%	8.3%

(2) Financial Position
	At December 31		At March 31
	2007	2006	2007
	(Yen amounts in millions, except per share data)
Total assets	26,106,403	36,926,029		35,873,374
Shareholders’ equity	2,234,581	2,209,801		2,185,919
Shareholders’ equity as a percentage of total assets	8.6%	6.0%		6.1%
Shareholders’ equity per share	1,170.50	1,159.18		1,146.23

2. Cash dividends

Record date: December 31, 2006	8.0 Yen per share for the three months ended December 31, 2006
Record date: December 31, 2007	8.5 Yen per share for the three months ended December 31, 2007

3. Earnings forecasts for the year ending March 31, 2008

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1) Significant changes to consolidated subsidiaries during the period : None

(2) Changes in accounting basis, procedure and presentation for the consolidated financial statements

      The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes
b)	Other changes : None

Note: Please refer to page 16 “ Note 1. Summary of accounting policies” for details.

Financial Summary for the Nine Months Ended December 31, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2007 (2007.4.1~ 2007.12.31) (A)	December 31, 2006 (2006.4.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Net revenue	877.0	779.8	12.5	1,091.1
Non-interest expenses	734.6	541.2	35.7	769.3

Income (loss) before income taxes	142.5	238.6	(40.3)	321.8
Income tax expense	53.6	95.9	(44.1)	145.9

Net income (loss)	88.9	142.7	(37.7)	175.8

Return on equity (ROE, annualized)	5.4%	8.9%	—	8.3%

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 877 billion yen for the nine months ended December 31, 2007, an increase of 12.5% from the previous year, and non-interest expenses of 734.6 billion yen, a 35.7% year-on-year increase. Income before income taxes decreased 40.3% to 142.5 billion yen, while net income decreased 37.7% to 88.9 billion yen. As a result, ROE for the nine months was 5.4%.

Total of business segments

	Billions of yen		% Change	Billions of yen
	For the nine months ended		( %)	For the year ended
	December 31, 2007 (2007.4.1~ 2007.12.31) (A)	December 31, 2006 (2006.4.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Net revenue	804.1	774.2	3.9	1,057.7
Non-interest expenses	632.0	478.1	32.2	680.5

Income (loss) before income taxes	172.1	296.0	(41.9)	377.3

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as unrealized gain (loss) on investments in equity securities held for operating purposes.

Net revenue of business segments for the nine months ended December 31, 2007, increased 3.9% from the prior year to 804.1 billion yen. Non-interest expenses increased 32.2% year-on-year to 632 billion yen, and income before income taxes declined 41.9% year-on-year to 172.1 billion yen. Please refer to page 25 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change	Billions of yen
	For the nine months ended		(%)	For the year ended
	December 31, 2007 (2007.4.1~ 2007.12.31) (A)	December 31, 2006 (2006.4.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2007 (2006.4.1~ 2007.3.31)
Domestic Retail	111.3	117.6	(5.4)	160.9
Global Markets	(17.2)	34.9	—	58.8
Global Investment Banking	22.5	32.8	(31.2)	44.4
Global Merchant Banking	33.2	58.0	(42.7)	52.8
Asset Management	28.5	28.5	0.2	36.5

Sub Total	178.3	271.6	(34.4)	353.3
Other	(6.2)	24.4	—	23.9

Income (loss) before income taxes	172.1	296.0	(41.9)	377.3

In Domestic Retail, income before income taxes decreased 5.4% from the previous year to 111.3 billion yen. Although fees from investment banking declined, strengthened consulting capability and an enhanced product offering meeting customers’ needs led to strong sales of investment trusts and resulted in an increase in commissions for distribution of investment trusts as well as investment trust administration fees and other. Meanwhile, an expansion of customer contact points, as well as the enhancement of the Call Center and other IT-related investment in order to improve convenience for customers led to a rise in non-interest expenses.

In Global Markets, loss before income taxes was 17.2 billion yen. Fixed Income reported a year-on-year decline in income before income taxes due to losses related to our exit from the US RMBS business. In other Fixed Income businesses, firm domestic order flow for interest rate and currency-linked structured bonds, as well as strong credit derivatives trading, primarily in Europe, contributed to revenue. In Equity, solid customer order flow as well as firm stock and equity derivative trading contributed to revenue, as did Instinet, which was consolidated in February 2007.

In Global Investment Banking, income before income taxes decreased 31.2% year-on-year to 22.5 billion yen. Although M&A business revenue increased, equity financing by domestic corporates declined significantly from the same period last year, and even though we retained a high market share, the overall value of equity underwriting declined, leading to the drop in income before income taxes.

In Global Merchant Banking, income before income taxes declined 42.7% compared to the previous year to 33.2 billion yen. The sales of Deutsche Annington by Terra Firma as well as Sliontec and Wanbishi Archives by Nomura Principal Finance contributed to revenue.

In Asset Management, income before income taxes increased 0.2% from the prior year to 28.5 billion yen. Unlike last year, profits were not boosted by gains on sales of affiliated companies or unrealized gains on seed money. However, firm sales of existing balanced funds, such as the My Story Profit Distribution-type Course B Fund, and newly-launched funds, such as the Nomura Global High Interest Rate Currencies Fund, as well as new mandates in the domestic investment advisory business, pushed assets under management up by 2.6 trillion yen from the end of March to 29.7 trillion yen. As a result, revenue from core businesses increased significantly.

Loss before income taxes in Other was 6.2 billion yen.

Total income before income taxes for all business segments decreased 41.9% from the prior year to 172.1 billion yen.

Financial Position

Total assets as of December 31, 2007, were 26.1 trillion yen, a decrease of 9.8 trillion yen compared to March 31, 2007, reflecting primarily a decrease in Collateralized agreements and Trading assets. Total liabilities as of December 31, 2007, were 23.9 trillion yen, a decrease of 9.8 trillion yen compared to March 31, 2007, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at December 31, 2007, was 2.2 trillion yen, an increase of 49 billion yen compared to December 31, 2007, mainly due to an increase in Retained earnings.

Cash and cash equivalents as of December 31, 2007, increased by 252.6 billion yen compared to March 31, 2007. During the nine months ended on December 31, 2007, Net cash used in operating activities amounted to 584.4 billion yen mainly due to an increase in Securities purchased under agreements to resell net of securities sold under agreements to repurchase, an increase in Securities borrowed net of securities loaned, and an increase in Loans and receivables net of allowance. Net cash used in investing activities during the period was 88.2 billion yen, mainly due to Payments for purchase of office buildings, land, equipment and facilities, and Increase in non-trading debt securities. Net cash provided by financing activities during the period was 939.4 billion yen as a result of an increase in long term and short term borrowings.

Financial Summary for the Three Months Ended December 31, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)	December 31, 2006 (2006.10.1~ 2006.12.31) (C)	(A-C)/(C)
Net revenue	276.1	220.2	25.4	322.9	(14.5)
Non-interest expenses	230.0	266.7	(13.7)	190.8	20.5

Income (loss) before income taxes	46.1	(46.5)	—	132.1	(65.1)
Income tax expense	23.4	(35.9)	—	53.0	(55.8)

Net income (loss)	22.6	(10.5)	—	79.1	(71.4)

Return on equity (ROE, annualized)	4.1%	(1.9)%	—	14.6%	—

Nomura reported net revenue of 276.1 billion yen for the three months ended December 31, 2007, a 25.4% increase from the previous quarter and a 14.5% decline compared to the prior-year third quarter. Non-interest expenses decreased 13.7% from the previous quarter and increased 20.5% compared to the same period last year, to 230 billion yen. Income before income taxes was 46.1 billion yen, while net income was 22.6 billion yen. As a result, ROE for the third quarter was 4.1%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)	December 31, 2006 (2006.10.1~ 2006.12.31) (C)	(A-C)/(C)
Net revenue	251.4	200.0	25.7	308.7	(18.6)
Non-interest expenses	199.9	227.3	(12.1)	164.8	21.3

Income (loss) before income taxes	51.5	(27.3)	—	143.9	(64.2)

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as unrealized gain (loss) on investments in equity securities held for operating purposes.

Net revenue of business segments for the three months ended December 31, 2007, was 251.4 billion yen, a 25.7% increase from the prior quarter and a 18.6% decline compared to the same period last year. Non-interest expenses decreased 12.1% from the previous quarter and increased 21.3% compared to the prior-year third quarter to 199.9 billion yen. Income before income taxes was 51.5 billion yen. Please refer to page 25 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	(A-B)/(B)	December 31, 2006 (2006.10.1~ 2006.12.31) (C)	(A-C)/(C)
Domestic Retail	28.5	32.2	(11.5)	46.9	(39.2)
Global Markets	24.4	(67.7)	—	24.1	1.1
Global Investment Banking	5.7	(3.9)	—	10.9	(47.6)
Global Merchant Banking	(12.3)	5.4	—	6.7	—
Asset Management	8.6	7.7	12.3	12.2	(29.1)

Sub Total	54.9	(26.3)	—	100.8	(45.5)
Other	(3.4)	(1.0)	—	43.1	—

Income (loss) before income taxes	51.5	(27.3)	—	143.9	(64.2)

Third quarter income before income taxes was 28.5 billion yen in Domestic Retail, down 11.5% from the second quarter and 39.2% lower than the same period last year; 24.4 billion yen in Global Markets, up 1.1% from the same period last year; 5.7 billion yen in Global Investment Banking, down 47.6% from the same period last year; minus 12.3 billion yen in Global Merchant Banking; and 8.6 billion yen in Asset Management, up 12.3% from the second quarter and down 29.1% from the same period last year.

Loss before income taxes in Other was 3.4 billion yen.

Total income before income taxes for all business segments was 51.5 billion yen.

Business Segment Results for the Three Months Ended December 31, 2007

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1 ~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	98.4	103.3	(4.7)
Non-interest expenses	69.9	71.1	(1.6)

Income (loss) before income taxes	28.5	32.2	(11.5)

Net revenue decreased 4.7% from the previous quarter to 98.4 billion yen. Non-interest expenses decreased 1.6% to 69.9 billion yen. Income before income taxes was 28.5 billion yen, down 11.5% compared to the prior quarter.

Domestic Client Assets1 declined by 3 trillion yen from the end of September to 81.3 trillion yen due to a downturn in the stock market. However, net asset inflow remained steady at 900 billion yen, while the number of accounts with balance increased to 4.12 million.

Although turmoil in the global financial markets caused commissions for distribution of investment trusts to decline, we saw strong demand for products that accurately meet clients’ potential needs. Moreover, investment trust administration fees and other grew for the twelfth straight quarter. Sales credit increased, partly due to strong sales of Toyota Motor Credit Corporation bonds. Stock brokerage commissions fell, mainly due to the stock market decline.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	103.2	16.8	515.8
Non-interest expenses	78.8	84.5	(6.7)

Income (loss) before income taxes	24.4	(67.7)	—

Net revenue increased 515.8% from the previous quarter to 103.2 billion yen. Non-interest expenses decreased 6.7% to 78.8 billion yen. Income before income taxes was 24.4 billion yen.

In Fixed Income, interest rate and currency–linked derivative trading in Japan and Europe was solid.

In Equity, stock trading was strong, equity derivative trading in Europe was solid, and revenue from Instinet was firm.

[1]	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	20.8	10.8	92.0
Non-interest expenses	15.0	14.7	2.0

Income (loss) before income taxes	5.7	(3.9)	—

Net revenue increased 92% from the previous quarter to 20.8 billion yen. Non-interest expenses rose 2.0% to 15.0 billion yen, while income before income taxes was 5.7 billion yen.

During the period, overall domestic equity finance volume declined. However, we acted as lead manager in the large IPO by Sony Financial Holdings and several other deals and retained our high market share. As a result, we ranked number one in the Global Equity and Equity-related (Japan) league table2 for calendar year 2007, the fifth consecutive year we achieved the number one ranking. In M&A, we were financial advisor on the tender offer by Japan Tobacco for Katokichi, and acted as financial advisor in the management integration of TIS and INTEC Holdings. We ranked number one in the M&A league table2 for calendar year 2007.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	(10.2)	8.5	—
Non-interest expenses	2.1	3.0	(29.6)

Income (loss) before income taxes	(12.3)	5.4	—

Global Merchant Banking recorded net revenue of minus 10.2 billion yen and a loss before income taxes of 12.3 billion yen. Unrealized losses and gains were booked due to the valuation of certain investee companies in Europe at fair value, and non-interest expenses decreased by 29.6% from the previous quarter to 2.1 billion yen.

[2]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1 ~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	23.2	23.7	(2.0)
Non-interest expenses	14.6	16.0	(8.8)

Income (loss) before income taxes	8.6	7.7	12.3

Net revenue decreased 2.0% from the previous quarter to 23.2 billion yen, non-interest expenses decreased 8.8% to 14.6 billion yen, and income before income taxes increased 12.3% to 8.6 billion yen.

Although the pace of sales of existing investment trusts slackened, partly due to the global turmoil in financial markets as well as the implementation of the Financial Instruments and Exchange Law, sales of newly-launched funds were generally robust, highlighted by the Nomura New Global High Interest Rate Currencies Fund which saw over 200 billion yen in sales during the quarter. As a result, total assets under management in Asset Management remained virtually unchanged from the end of the second quarter at 29.7 trillion yen.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Net revenue	15.9	37.0	(56.9)
Non-interest expenses	19.4	38.0	(49.1)

Income(loss) before income taxes	(3.4)	(1.0)	—

Net revenue decreased 56.9% from the prior quarter to 15.9 billion yen. Loss before income taxes was 3.4 billion yen.

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	December 31, 2007 (2007.10.1~ 2007.12.31) (A)	September 30, 2007 (2007.7.1~ 2007.9.30) (B)	(A-B)/(B)
Compensation and benefits	93.4	94.4	(1.1)
Commissions and floor brokerage	20.4	22.6	(9.7)
Information processing and communications	33.9	34.7	(2.4)
Occupancy and related depreciation	14.3	15.1	(5.8)
Business development expenses	9.5	9.9	(4.2)
Other	28.5	50.6	(43.7)

Non-Interest Expenses	199.9	227.3	(12.1)

Business segment non-interest expenses decreased 12.1% from the previous quarter to 199.9 billion yen.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2007 (A)	December 31, 2006 (B)	(A-B)/(B)	March 31, 2007
Revenue:
Commissions	323,291	229,832	40.7	337,458
Fees from investment banking	66,406	73,569	(9.7)	99,276
Asset management and portfolio service fees	145,857	101,938	43.1	145,977
Net gain on trading	172,322	192,464	(10.5)	290,008
Gain on private equity investments	58,988	47,519	24.1	47,590
Interest and dividends	717,509	703,099	2.0	981,344
(Loss) gain on investments in equity securities	(31,733)	(20,707)	—	(20,103)
Private equity entities product sales	104,679	71,483	46.4	100,126
Other	22,594	61,283	(63.1)	67,425

Total revenue	1,579,913	1,460,480	8.2	2,049,101
Interest expense	702,882	680,657	3.3	958,000

Net revenue	877,031	779,823	12.5	1,091,101

Non-interest expenses :
Compensation and benefits	300,350	248,507	20.9	345,936
Commissions and floor brokerage	65,842	32,594	102.0	50,812
Information processing and communications	98,226	77,897	26.1	109,987
Occupancy and related depreciation	49,584	42,781	15.9	61,279
Business development expenses	30,192	26,892	12.3	38,106
Private equity entities cost of goods sold	64,932	40,625	59.8	57,184
Other	125,448	71,928	74.4	106,039

	734,574	541,224	35.7	769,343

Income before income taxes	142,457	238,599	(40.3)	321,758
Income tax expense	53,585	95,857	(44.1)	145,930

Net income	88,872	142,742	(37.7)	175,828

	Yen		% Change	Yen
Per share of common stock:

Basic-
Net income	46.57	74.90	(37.8)	92.25

Diluted-
Net income	46.42	74.72	(37.9)	92.00

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2007	March 31, 2007	December 31, 2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents	662,633	410,028	299,516
Time deposits	706,982	546,682	616,723
Deposits with stock exchanges and other segregated cash	120,711	97,302	116,306

	1,490,326	1,054,012	1,032,545

Loans and receivables:
Loans receivable	903,084	935,711	1,003,425
Receivables from customers	38,233	47,518	37,809
Receivables from other than customers	950,818	637,209	606,655
Allowance for doubtful accounts	(1,933)	(2,027)	(2,390)

	1,890,202	1,618,411	1,645,499

Collateralized agreements:
Securities purchased under agreements to resell	2,934,054	8,061,805	9,258,984
Securities borrowed	5,659,339	9,776,422	8,559,044

	8,593,393	17,838,227	17,818,028

Trading assets and private equity investments*:
Trading assets	11,634,860	12,830,826	14,340,233
Private equity investments	239,624	347,394	364,873

	11,874,484	13,178,220	14,705,106

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥268,370 million at December 31, 2007, ¥249,592 million at March 31, 2007 and ¥241,555 million at December 31, 2006, respectively)	456,596	422,290	364,902
Non-trading debt securities*	262,849	255,934	219,510
Investments in equity securities*	159,581	195,238	194,408
Investments in and advances to affiliated companies*	436,004	441,536	326,407
Other	942,968	869,506	619,624

	2,257,998	2,184,504	1,724,851

Total assets	26,106,403	35,873,374	36,926,029

*	Including securities pledged as collateral

Note: Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2007	March 31, 2007	December 31, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,268,476	1,093,529	795,315

Payables and deposits:
Payables to customers	300,928	304,462	326,466
Payables to other than customers	620,332	623,143	586,489
Deposits received at banks	437,522	418,250	370,844

	1,358,782	1,345,855	1,283,799

Collateralized financing:
Securities sold under agreements to repurchase	4,632,093	11,874,697	13,755,752
Securities loaned	3,101,114	7,334,086	6,120,512
Other secured borrowings	1,746,309	1,390,473	1,404,997

	9,479,516	20,599,256	21,281,261

Trading liabilities	5,006,307	4,800,403	6,106,358
Other liabilities	814,832	845,522	638,325
Long-term borrowings	5,943,909	5,002,890	4,611,170

Total liabilities	23,871,822	33,687,455	34,716,228

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at December 31, 2007, March 31, 2007 and December 31, 2006 respectively
Outstanding - 1,909,085,123 shares at December 31, 2007,
1,907,049,871 shares at March 31, 2007 and 1,906,343,788 shares at December 31, 2006	182,800	182,800	182,800
Additional paid-in capital	173,828	165,496	163,769
Retained earnings	1,950,737	1,910,978	1,916,033
Accumulated other comprehensive income	4,495	6,613	28,087

	2,311,860	2,265,887	2,290,689
Common stock held in treasury, at cost -
56,834,737 shares , 58,869,989 shares and 59,576,072 shares at December 31, 2007, March 31, 2007 and December 31, 2006 respectively	(77,279)	(79,968)	(80,888)

Total shareholders’ equity	2,234,581	2,185,919	2,209,801

Total liabilities and shareholders’ equity	26,106,403	35,873,374	36,926,029

Note: Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2007	December 31, 2006	March 31, 2007
Common stock
Balance at beginning of year	182,800	182,800	182,800

Balance at end of period	182,800	182,800	182,800

Additional paid-in capital
Balance at beginning of year	165,496	159,527	159,527
Loss on sales of treasury stock	(1,458)	(644)	(556)
Issuance of common stock options	9,790	4,886	6,525

Balance at end of period	173,828	163,769	165,496

Retained earnings
Balance at beginning of year	1,910,978	1,819,037	1,819,037
Net income	88,872	142,742	175,828
Cash dividends	(48,674)	(45,746)	(83,887)
Adjustments to initially apply FIN 48	1,266	—	—
Adjustments to initially apply EITF 06-2	(1,119)	—	—
Loss on sales of treasury stock	(586)	—	—

Balance at end of period	1,950,737	1,916,033	1,910,978

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	36,889	(1,129)	(1,129)
Net change during the year	(2,777)	43,319	38,018

Balance at end of period	34,112	42,190	36,889

Defined benefit pension plans
Balance at beginning of year	(30,276)	(14,096)	(14,096)
Pension liability adjustment	659	(7)	(387)
Adjustments to initially apply SFAS 158(1)	—	—	(15,793)

Balance at end of period	(29,617)	(14,103)	(30,276)

Balance at end of period	4,495	28,087	6,613

Common stock held in treasury
Balance at beginning of year	(79,968)	(82,812)	(82,812)
Repurchases of common stock	(135)	(134)	(204)
Sale of common stock	52	27	25
Common stock issued to employees	2,770	1,920	2,910
Other net change in treasury stock	2	111	113

Balance at end of period	(77,279)	(80,888)	(79,968)

Total shareholders’ equity

Balance at end of period	2,234,581	2,209,801	2,185,919

(1)	For the initial year of application, the adjustments are not reflected on the consolidated comprehensive income.

Note: Reclassifications -

Certain prior period amounts have been reclassified to conform to the current period presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the nine months ended		For the year ended
	December 31, 2007	December 31, 2006	March 31, 2007
Cash flows from operating activities:
Net income	88,872	142,742	175,828
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	48,646	37,127	50,432
Loss on investments in equity securities	31,733	20,707	20,103
Changes in operating assets and liabilities:
Time deposits	(162,758)	(44,830)	24,395
Deposits with stock exchanges and other segregated cash	(25,114)	(67,373)	(30,186)
Trading assets and private equity investments	1,173,563	(378,496)	1,039,123
Trading liabilities	257,224	(782,289)	(1,986,980)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,076,667)	1,902,353	1,243,337
Securities borrowed, net of securities loaned	(143,578)	(154,197)	(177,234)
Other secured borrowings	355,862	(1,597,629)	(1,612,879)
Loans and receivables, net of allowance	(290,461)	(98,927)	95,843
Payables	26,142	(66,857)	(154,665)
Other, net	132,155	(355,647)	(314,273)

Net cash used in operating activities	(584,381)	(1,443,316)	(1,627,156)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(109,147)	(52,953)	(101,784)
Proceeds from sales of office buildings, land, equipment and facilities	8,525	764	634
Payments for purchases of investments in equity securities	(674)	(8,611)	(9,284)
Proceeds from sales of investments in equity securities	4,715	24,898	25,109
Decrease (increase) in loans receivable at banks, net	7,885	(87,853)	(73,611)
Increase in non-trading debt securities, net	(8,849)	(2,041)	(37,861)
Other, net	9,324	(35,922)	(337,016)

Net cash used in investing activities	(88,221)	(161,718)	(533,813)

Cash flows from financing activities:
Increase in long-term borrowings	2,011,083	1,930,239	2,736,688
Decrease in long-term borrowings	(1,184,771)	(1,000,007)	(1,451,500)
Increase in short-term borrowings, net	173,166	93,500	377,788
Increase (decrease) in deposits received at banks, net	8,948	(22,474)	17,947
Proceeds from sales of common stock	778	1,303	2,379
Payments for repurchases of common stock	(135)	(134)	(204)
Payments for cash dividends	(70,629)	(99,135)	(114,395)
Proceeds from issuances of stock	975	—	—

Net cash provided by financing activities	939,415	903,292	1,568,703

Effect of exchange rate changes on cash and cash equivalents	(14,208)	9,297	10,333

Net increase (decrease) in cash and cash equivalents	252,605	(692,445)	(581,933)
Cash and cash equivalents at beginning of the period	410,028	991,961	991,961

Cash and cash equivalents at end of the period	662,633	299,516	410,028

Note: Reclassifications -

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Basis of presentation—

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2007) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on July 12, 2007) for the year ended March 31, 2007.

Presentations of significant changes in accounting principles are as follows:

Accounting for uncertainty in income taxes —

Nomura adopted Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for sabbatical leave and other similar benefits —

Nomura adopted FASB Emerging Issues Task Force (“EITF”) Issue No.06-2, “Accounting for sabbatical leave and other similar benefits pursuant to FASB statement No.43” on April 1, 2007. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

2.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

(1)	Net revenue

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2007 (A)	December 31, 2006 (B)	(A-B)/(B)	March 31, 2007
Business segment information:
Domestic Retail	323,508	316,009	2.4	440,118
Global Markets	228,900	195,442	17.1	290,028
Global Investment Banking	68,309	72,584	(5.9)	99,187
Global Merchant Banking	41,675	65,913	(36.8)	64,969
Asset Management	73,308	66,033	11.0	90,106

Sub Total	735,700	715,981	2.8	984,408
Other	68,364	58,178	17.5	73,338

Net revenue	804,064	774,159	3.9	1,057,746

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(33,195)	(38,558)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	106,162	44,222	140.1	71,587

Net revenue	877,031	779,823	12.5	1,091,101

(2) Non-interest expenses
Business segment information:
Domestic Retail	212,246	198,429	7.0	279,253
Global Markets	246,149	160,576	53.3	231,222
Global Investment Banking	45,771	39,817	15.0	54,783
Global Merchant Banking	8,471	7,939	6.7	12,153
Asset Management	44,806	37,582	19.2	53,649

Sub Total	557,443	444,343	25.5	631,060
Other	74,559	33,776	120.7	49,397

Non-interest expenses	632,002	478,119	32.2	680,457

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	102,572	63,105	62.5	88,886

Non-interest expenses	734,574	541,224	35.7	769,343

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	111,262	117,580	(5.4)	160,865
Global Markets	(17,249)	34,866	—	58,806
Global Investment Banking	22,538	32,767	(31.2)	44,404
Global Merchant Banking	33,204	57,974	(42.7)	52,816
Asset Management	28,502	28,451	0.2	36,457

Sub Total	178,257	271,638	(34.4)	353,348
Other *	(6,195)	24,402	—	23,941

Income (loss) before income taxes	172,062	296,040	(41.9)	377,289

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(33,195)	(38,558)	—	(38,232)
Effect of consolidation/deconsolidation of certain private equity investee companies	3,590	(18,883)	—	(17,299)

Income (loss) before income taxes	142,457	238,599	(40.3)	321,758

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.” The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2007 (A)	December 31, 2006 (B)	(A-B)/(B)	March 31, 2007
Net gain/loss on trading related to economic hedging transactions	(11,253)	(37,283)	—	(38,383)
Realized gain on investments in equity securities held for operating purposes	1,461	17,851	(91.8)	18,129
Equity in earnings of affiliates	2,437	48,428	(95.0)	53,169
Corporate items	(33,689)	(9,356)	—	(11,111)
Others	34,849	4,762	631.8	2,137

Total	(6,195)	24,402	—	23,941

3.	Other:

The consolidated financial information herein does not include all footnotes required under US GAAP.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen							% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007(A)	December 31, 2007(B)	(B-A)/(A)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	103,442	(3.2)
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	25.7
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	(6.4)
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	65,107	764.4
Gain on private equity investments	9,784	27,511	10,224	71	45,819	17,833	(4,664)	—
Interest and dividends	207,860	232,311	262,928	278,245	294,697	246,034	176,778	(28.1)
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	(24,216)	(6,977)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	33,852	(1.4)
Other	4,178	11,734	45,371	6,142	16,400	8,955	(2,761)	—

Total revenue	401,730	469,214	589,536	588,621	682,701	464,459	432,753	(6.8)
Interest expense	195,796	218,236	266,625	277,343	301,964	244,259	156,659	(35.9)

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	276,094	25.4

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	97,652	97,127	(0.5)
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	23,340	19,491	(16.5)
Information processing and communications	23,167	27,434	27,296	32,090	29,332	34,872	34,022	(2.4)
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	16,437	15,705	(4.5)
Business development expenses	7,848	9,810	9,234	11,214	9,597	10,464	10,131	(3.2)
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	20,814	(1.9)
Other	22,685	25,666	23,577	34,111	30,051	62,676	32,721	(47.8)

	172,530	177,891	190,803	228,119	237,903	266,660	230,011	(13.7)

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	46,083	—
Income tax expense	13,266	29,560	53,031	50,073	66,092	(35,944)	23,437	—

Net income (loss)	20,138	43,527	79,077	33,086	76,742	(10,516)	22,646	—

	Yen							% Change
Per share of common stock:
Basic-
Net income (loss)	10.52	22.84	41.48	17.35	40.22	(5.51)	11.86	—

Diluted-
Net income (loss)	10.50	22.78	41.38	17.31	40.09	(5.49)	11.83	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

(1)	Net revenue

	Millions of yen							% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007(A)	December 31, 2007(B)	(B-A)/(A)
Business segment information:
Domestic Retail	105,609	94,518	115,882	124,109	121,840	103,260	98,408	(4.7)
Global Markets	68,899	48,475	78,068	94,586	108,909	16,763	103,228	515.8
Global Investment Banking	18,808	29,688	24,088	26,603	36,740	10,812	20,757	92.0
Global Merchant Banking	12,123	44,541	9,249	(944)	43,407	8,458	(10,190)	—
Asset Management	17,636	23,854	24,543	24,073	26,407	23,686	23,215	(2.0)

Sub Total	223,075	241,076	251,830	268,427	337,303	162,979	235,418	44.4
Other	(13,301)	14,649	56,830	15,160	15,429	36,987	15,948	(56.9)

Net revenue	209,774	255,725	308,660	283,587	352,732	199,966	251,366	25.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	(7,113)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,809	55	27,358	27,365	30,652	43,669	31,841	(27.1)

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	276,094	25.4

(2) Non-interest expenses
Business segment information:
Domestic Retail	63,070	66,347	69,012	80,824	71,285	71,054	69,907	(1.6)
Global Markets	54,573	52,075	53,928	70,646	82,866	84,453	78,830	(6.7)
Global Investment Banking	13,237	13,416	13,164	14,966	16,003	14,733	15,035	2.0
Global Merchant Banking	2,326	3,058	2,555	4,214	3,306	3,031	2,134	(29.6)
Asset Management	12,413	12,787	12,382	16,067	14,208	16,005	14,593	(8.8)

Sub Total	145,619	147,683	151,041	186,717	187,668	189,276	180,499	(4.6)
Other	9,706	10,350	13,720	15,621	17,194	38,012	19,353	(49.1)

Non-interest expenses	155,325	158,033	164,761	202,338	204,862	227,288	199,852	(12.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17,205	19,858	26,042	25,781	33,041	39,372	30,159	(23.4)

Non-interest expenses	172,530	177,891	190,803	228,119	237,903	266,660	230,011	(13.7)

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	42,539	28,171	46,870	43,285	50,555	32,206	28,501	(11.5)
Global Markets	14,326	(3,600)	24,140	23,940	26,043	(67,690)	24,398	—
Global Investment Banking	5,571	16,272	10,924	11,637	20,737	(3,921)	5,722	—
Global Merchant Banking	9,797	41,483	6,694	(5,158)	40,101	5,427	(12,324)	—
Asset Management	5,223	11,067	12,161	8,006	12,199	7,681	8,622	12.3

Sub Total	77,456	93,393	100,789	81,710	149,635	(26,297)	54,919	—
Other *	(23,007)	4,299	43,110	(461)	(1,765)	(1,025)	(3,405)	—

Income (loss) before income taxes	54,449	97,692	143,899	81,249	147,870	(27,322)	51,514	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	(7,113)	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(396)	(19,803)	1,316	1,584	(2,389)	4,297	1,682	(60.9)

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	46,083	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change
	For the three months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007(A)	December 31, 2007(B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(11,382)	(14,036)	(11,865)	(1,100)	(14,425)	2,808	364	(87.0)
Realized gain (loss) on investments in equity securities held for operating purposes	140	4,758	12,953	278	2,107	(781)	135	—
Equity in earnings of affiliates	3,309	6,136	38,983	4,741	5,105	2,579	(5,247)	—
Corporate items	(7,163)	3,707	(5,900)	(1,755)	(9,687)	(12,252)	(11,750)	—
Others	(7,911)	3,734	8,939	(2,625)	15,135	6,621	13,093	97.7

Total	(23,007)	4,299	43,110	(461)	(1,765)	(1,025)	(3,405)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007(A)	December 31, 2007(B)	(B-A)/(A)	December 31, 2006(C)	December 31, 2007(D)	(D-C)/(C)
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	103,442	(3.2)	229,832	323,291	40.7

Brokerage Commissions	44,554	32,599	41,951	59,259	64,169	64,655	65,471	1.3	119,104	194,295	63.1
Commissions for Distribution of Investment Trust	25,850	23,122	32,960	38,519	39,172	34,223	30,600	(10.6)	81,932	103,995	26.9

Fees from Investment Banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	25.7	73,569	66,406	(9.7)

Underwriting and Distribution	9,151	20,360	26,123	16,254	10,469	10,434	14,219	36.3	55,634	35,122	(36.9)
M&A / Financial Advisory Fees	5,178	6,360	6,084	9,082	18,187	5,691	5,747	1.0	17,622	29,625	68.1

Asset Management and Portfolio Service Fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	(6.4)	101,938	145,857	43.1

Asset Management Fees	26,179	31,758	32,842	39,470	42,904	46,150	43,358	(6.0)	90,779	132,412	45.9
Total	123,662	128,440	153,237	177,372	190,163	173,973	171,418	(1.5)	405,339	535,554	32.1

Net gain on trading

Merchant Banking	(2,643)	445	197	(458)	170	874	(5,132)	—	(2,001)	(4,088)	—
Equity Trading	31,724	12,684	28,919	64,268	51,696	28,189	25,574	(9.3)	73,327	105,459	43.8
Fixed Income and Other Trading	26,689	34,413	60,036	33,734	47,817	(21,531)	44,665	—	121,138	70,951	(41.4)

Total	55,770	47,542	89,152	97,544	99,683	7,532	65,107	764.4	192,464	172,322	(10.5)

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007 (A)	December 31, 2007 (B)	(B-A)/(A)	December 31, 2006 (C)	December 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	79,579	66,063	84,190	107,626	112,962	106,887	103,442	(3.2)	229,832	323,291	40.7
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	25.7	73,569	66,406	(9.7)
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	(6.4)	101,938	145,857	43.1
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	65,107	764.4	192,464	172,322	(10.5)
Gain on private equity investments	9,784	27,511	10,224	71	45,819	17,833	(4,664)	—	47,519	58,988	24.1
Interest and dividends	207,860	232,311	262,928	278,245	294,697	246,034	176,778	(28.1)	703,099	717,509	2.0
(Loss) gain on investments in equity securities	(20,509)	(44)	(154)	604	(540)	(24,216)	(6,977)	—	(20,707)	(31,733)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	33,852	(1.4)	71,483	104,679	46.4
Other	4,178	11,734	45,371	6,142	16,400	8,955	(2,761)	—	61,283	22,594	(63.1)

Total revenue	401,730	469,214	589,536	588,621	682,701	464,459	432,753	(6.8)	1,460,480	1,579,913	8.2
Interest expense	195,796	218,236	266,625	277,343	301,964	244,259	156,659	(35.9)	680,657	702,882	3.3

Net revenue	205,934	250,978	322,911	311,278	380,737	220,200	276,094	25.4	779,823	877,031	12.5

Non-interest expenses:
Compensation and benefits	82,768	79,060	86,679	97,429	105,571	97,652	97,127	(0.5)	248,507	300,350	20.9
Commissions and floor brokerage	10,255	10,335	12,004	18,218	23,011	23,340	19,491	(16.5)	32,594	65,842	102.0
Information processing and communications	23,167	27,434	27,296	32,090	29,332	34,872	34,022	(2.4)	77,897	98,226	26.1
Occupancy and related depreciation	14,442	13,743	14,596	18,498	17,442	16,437	15,705	(4.5)	42,781	49,584	15.9
Business development expenses	7,848	9,810	9,234	11,214	9,597	10,464	10,131	(3.2)	26,892	30,192	12.3
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	20,814	(1.9)	40,625	64,932	59.8
Other	22,685	25,666	23,577	34,111	30,051	62,676	32,721	(47.8)	71,928	125,448	74.4

	172,530	177,891	190,803	228,119	237,903	266,660	230,011	(13.7)	541,224	734,574	35.7

Income (loss) before income taxes	33,404	73,087	132,108	83,159	142,834	(46,460)	46,083	—	238,599	142,457	(40.3)

Business segment information :

Total of business segments

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007 (A)	December 31, 2007 (B)	(B-A)/(A)	December 31, 2006 (C)	December 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	79,579	67,931	84,185	108,649	112,953	106,884	103,433	(3.2)	231,695	323,270	39.5
Fees from investment banking	14,351	26,901	32,317	25,707	29,890	16,176	20,340	25.7	73,569	66,406	(9.7)
Asset management and portfolio service fees	29,732	35,476	36,730	44,039	47,311	50,910	47,636	(6.4)	101,938	145,857	43.1
Net gain on trading	55,770	47,542	89,152	97,544	99,683	7,532	65,107	764.4	192,464	172,322	(10.5)
Gain on private equity investments	15,059	46,206	11,456	759	51,754	7,914	(3,430)	—	72,721	56,238	(22.7)
Interest and dividends	207,837	232,258	262,900	278,188	294,555	245,740	177,279	(27.9)	702,995	717,574	2.1
Gain (loss) on investments in equity securities	140	4,758	12,953	278	2,107	(781)	136	—	17,851	1,462	(91.8)
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—	—
Other	2,996	12,786	45,459	5,625	16,310	9,630	(3,017)	—	61,241	22,923	(62.6)

Total revenue	405,464	473,858	575,152	560,789	654,563	444,005	407,484	(8.2)	1,454,474	1,506,052	3.5
Interest expense	195,690	218,133	266,492	277,202	301,831	244,039	156,118	(36.0)	680,315	701,988	3.2

Net revenue	209,774	255,725	308,660	283,587	352,732	199,966	251,366	25.7	774,159	804,064	3.9

Non-interest expenses:
Compensation and benefits	79,461	75,244	82,760	93,537	100,653	94,369	93,360	(1.1)	237,465	288,382	21.4
Commissions and floor brokerage	9,819	10,119	11,756	18,086	22,684	22,579	20,396	(9.7)	31,694	65,659	107.2
Information processing and communications	23,005	27,326	27,169	31,966	29,188	34,719	33,869	(2.4)	77,500	97,776	26.2
Occupancy and related depreciation	13,409	12,862	13,542	17,564	15,917	15,131	14,258	(5.8)	39,813	45,306	13.8
Business development expenses	7,225	9,196	8,438	10,432	8,810	9,866	9,454	(4.2)	24,859	28,130	13.2
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—	—
Other	22,406	23,286	21,096	30,753	27,610	50,624	28,515	(43.7)	66,788	106,749	59.8

	155,325	158,033	164,761	202,338	204,862	227,288	199,852	(12.1)	478,119	632,002	32.2

Income (loss) before income taxes	54,449	97,692	143,899	81,249	147,870	(27,322)	51,514	—	296,040	172,062	(41.9)

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for operating purposes

	Millions of yen							% Change	Millions of yen		% Change
	For the three months ended								For the nine months ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007 (A)	December 31, 2007 (B)	(B-A)/(A)	December 31, 2006 (C)	December 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	—	(1,868)	5	(1,023)	9	3	9	200.0	(1,863)	21	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—	—
Loss on private equity investments	(5,275)	(18,695)	(1,232)	(688)	(5,935)	9,919	(1,234)	—	(25,202)	2,750	—
Interest and dividends	23	53	28	57	142	294	(501)	—	104	(65)	—
(Loss) gain on investments in equity securities	(20,649)	(4,802)	(13,107)	326	(2,647)	(23,435)	(7,113)	—	(38,558)	(33,195)	—
Private equity entities product sales	20,985	21,720	28,778	28,643	36,479	34,348	33,852	(1.4)	71,483	104,679	46.4
Other	1,182	(1,052)	(88)	517	90	(675)	256	—	42	(329)	—

Total revenue	(3,734)	(4,644)	14,384	27,832	28,138	20,454	25,269	23.5	6,006	73,861	1,129.8
Interest expense	106	103	133	141	133	220	541	145.9	342	894	161.4

Net revenue	(3,840)	(4,747)	14,251	27,691	28,005	20,234	24,728	22.2	5,664	72,967	1,188.3

Non-interest expenses:
Compensation and benefits	3,307	3,816	3,919	3,892	4,918	3,283	3,767	14.7	11,042	11,968	8.4
Commissions and floor brokerage	436	216	248	132	327	761	(905)	—	900	183	(79.7)
Information processing and communications	162	108	127	124	144	153	153	0.0	397	450	13.4
Occupancy and related depreciation	1,033	881	1,054	934	1,525	1,306	1,447	10.8	2,968	4,278	44.1
Business development expenses	623	614	796	782	787	598	677	13.2	2,033	2,062	1.4
Private equity entities cost of goods sold	11,365	11,843	17,417	16,559	22,899	21,219	20,814	(1.9)	40,625	64,932	59.8
Other	279	2,380	2,481	3,358	2,441	12,052	4,206	(65.1)	5,140	18,699	263.8

	17,205	19,858	26,042	25,781	33,041	39,372	30,159	(23.4)	63,105	102,572	62.5

Income (loss) before income taxes	(21,045)	(24,605)	(11,791)	1,910	(5,036)	(19,138)	(5,431)	—	(57,441)	(29,605)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2007
	December 31, 2007 (A)	December 31, 2006 (B)
Operating revenue	366,191	291,105	25.8	340,886
Operating expenses	125,179	91,759	36.4	135,528

Operating income	241,012	199,346	20.9	205,358

Non-operating income	3,328	2,335	42.5	3,616
Non-operating expenses	1,280	475	169.5	1,753

Ordinary income	243,060	201,206	20.8	207,221

Special profits	5,384	12,359	(56.4)	16,327
Special losses	160,013	3,205	—	67,436

Income before income taxes	88,430	210,360	(58.0)	156,112

Income taxes - current	8,643	10,716	(19.4)	12,501
Income taxes - deferred	(59,218)	1,004	—	(14,623)

Net income	139,006	198,640	(30.0)	158,235

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2007	December 31, 2006	March 31, 2007
Assets
Current Assets	2,366,370	2,221,966	2,249,934
Fixed Assets	2,334,976	1,975,004	2,188,105

Total Assets	4,701,346	4,196,971	4,438,039

Liabilities
Current Liabilities	1,767,668	1,954,547	1,996,756
Long-term Liabilities	1,400,371	711,731	965,955

Total Liabilities	3,168,039	2,666,278	2,962,711

Net Assets
Shareholders’ equity	1,476,922	1,462,563	1,407,903
Valuation and translation adjustments	47,824	67,285	66,201
Subscription rights to shares	8,561	844	1,224

Total Net Assets	1,533,307	1,530,692	1,475,328

Total Liabilities and Net Assets	4,701,346	4,196,971	4,438,039

NOMURA HOLDINGS, INC.

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the nine months ended December 31, 2007

	Millions of yen
	Shareholders’ equity	Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2007	1,407,903	66,201	1,224	1,475,328

Cash dividends	(70,629)			(70,629)

Net income	139,006			139,006

Purchases of treasury stock	(135)			(135)

Disposal of treasury stock	778			778

Other-net		(18,377)	7,337	(11,040)

Change in the term	69,019	(18,377)	7,337	57,979

Balance at December 31, 2007	1,476,922	47,824	8,561	1,533,307

For the nine months ended December 31, 2006

	Millions of yen
	Shareholders’ equity	Valuation and translation Adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	1,361,888	84,761	—	1,446,649

Cash dividends	(99,135)			(99,135)

Net income	198,640			198,640

Purchases of treasury stock	(134)			(134)

Disposal of treasury stock	1,303			1,303

Other-net		(17,475)	844	(16,631)

Change in the term	100,675	(17,475)	844	84,043

Balance at December 31, 2006	1,462,563	67,285	844	1,530,692

For the year ended March 31, 2007
	Millions of yen
	Shareholders’ equity	Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March 31, 2006	1,361,888	84,761	—	1,446,649

Cash dividends(*)	(68,620)			(68,620)

Cash dividends	(45,775)			(45,775)

Net income	158,235			158,235

Purchases of treasury stock	(204)			(204)

Disposal of treasury stock	2,379			2,379

Other-net		(18,560)	1,224	(17,336)

Change in the term	46,015	(18,560)	1,224	28,679

Balance at March 31, 2007	1,407,903	66,201	1,224	1,475,328

(*)	Items approved in the Board of Directors held in May 2006.

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	Millions of yen
	For the nine months ended		Comparison (A-B)/(B)(%)	For the year ended March 31, 2007 (C)
	December 31, 2007 (A)	December 31, 2006 ( B)
Operating revenue	606,666	518,493	17.0	770,358

Commissions	322,487	302,476	6.6	423,247
Net gain on trading	160,274	116,536	37.5	214,667
Net gain on other inventories	10	9	13.4	12
Interest and dividend income	123,895	99,473	24.6	132,431

Interest expenses	86,179	64,284	34.1	85,940

Net operating revenue	520,487	454,210	14.6	684,418

Selling, general and administrative expenses	326,866	298,906	9.4	417,911

Operating income	193,621	155,304	24.7	266,507

Non-operating income	1,116	1,560	(28.5)	2,021
Non-operating expenses	1,329	1,335	(0.4)	1,828

Ordinary income	193,408	155,529	24.4	266,699

Special profits	1,196	444	169.5	643
Special losses	963	879	9.6	1,241

Income before income taxes	193,641	155,094	24.9	266,101

Income taxes - current	82,457	46,964	75.6	115,489
Income taxes - deferred	(5,807)	13,908	—	(90)

Net income	116,991	94,222	24.2	150,702

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	Millions of yen
	December 31, 2007	December 31, 2006	March 31, 2007
Assets
Current Assets:	11,463,450	11,416,897	12,570,606

Trading Assets	5,903,218	5,625,731	5,023,167
Loans with securities as collateral	4,736,400	4,879,364	6,903,525
Other	823,832	911,803	643,913

Fixed Assets	72,358	58,153	61,787

Total Assets	11,535,808	11,475,050	12,632,393

Liabilities and Shareholder’s Equity
Liabilities
Current Liabilities:	10,006,476	9,936,023	11,033,512

Trading liabilities	2,898,398	2,451,289	2,090,611
Borrowings with securities as collateral	3,259,213	3,866,796	5,497,684
Other	3,848,865	3,617,938	3,445,217

Long-term Liabilities	648,312	630,394	633,608

Statutory Reserves	5,309	3,984	4,346

Total Liabilities	10,660,097	10,570,401	11,671,466

Shareholder’s equity	874,350	902,290	958,769
Valuation and translation adjustments	1,362	2,360	2,157

Total Net Assets	875,712	904,650	960,926

Total Liabilities and Net Assets	11,535,808	11,475,050	12,632,393

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)		Year Ended March 31, 2007
	December 31, 2007 (A)	December 31, 2006 (B)
Brokerage commissions	94,039	96,785	(2.8	) %	133,648

(Stocks)	88,882	91,976	(3.4)		127,751
Underwriting commissions	22,767	37,830	(39.8)		49,253

(Stocks)	19,637	31,093	(36.8)		41,744
(Bonds)	3,129	6,735	(53.5)		7,487
Distribution commissions	105,581	84,744	24.6		124,040

(Investment trust certificates)	103,924	81,836	27.0		120,333
Other commissions	100,100	83,118	20.4		116,306

(Investment trust certificates)	48,291	36,258	33.2		52,374

Total	322,487	302,476	6.6		423,247

(2) Breakdown by Product

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	December 31, 2007 (A)	December 31, 2006 (B)
Stocks	112,557	129,425	(13.0)%	177,416
Bonds	7,387	13,339	(44.6)	16,130
Investment trust certificates	155,481	122,344	27.1	177,789
Others	47,061	37,369	25.9	51,912

Total	322,487	302,476	6.6	423,247

2. Net Gain on Trading

(Millions of yen except percentages)

	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	December 31, 2007 (A)	December 31, 2006 (B)
Stocks	49,992	29,926	67.0%	75,445
Bonds and forex	110,282	86,609	27.3	139,222

Total	160,274	116,536	37.5	214,667

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Nine Months Ended
	December 31, 2007 (A)		December 31, 2006 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2007
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	55,758	83,260,080	51,703	76,060,291	7.8%	9.5%	71,790	105,345,875

(Brokerage)	34,443	50,179,916	31,821	46,008,214	8.2	9.1	44,825	64,332,556
(Proprietary Trading)	21,315	33,080,163	19,882	30,052,077	7.2	10.1	26,966	41,013,320

Brokerage / Total	61.8%	60.3%	61.5%	60.5%			62.4%	61.1%

TSE Share	6.1%	6.7%	6.6%	7.1%			6.4%	7.0%

Brokerage Commission per share (yen)	2.56		2.87				2.83

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2007
	December 31, 2007 (A)	December 31, 2006 (B)
Underwriting
Stocks (number of shares)	128	338	(62.3)%	466
(yen amount)	504,883	855,662	(41.0)	1,119,862
Bonds (face value)	5,383,861	4,948,843	8.8	6,509,676
Investment trust certificates (yen amount)	—	—	—	—
Beneficial interest (face value)	11,800	5,400	118.5	132,868
Subscripition and Distribution*
Stocks (number of shares)	280	864	(67.5)	1,023
(yen amount)	622,156	943,267	(34.0)	1,263,720
Bonds (face value)	2,734,670	3,007,458	(9.1)	3,894,257
Investment trust certificates (yen amount)	16,683,885	15,247,855	9.4	21,430,501
Beneficial interest (face value)	3,000	—	—	52,800

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

				(Millions of yen except percentages)
				December 31, 2007	December 31, 2006	March 31, 2007
Tier I		(A	)	874,350	902,289	757,358

Tier II	Valuation and translation adjustments			1,361	2,360	2,157
	Statutory reserves			5,308	3,983	4,345
	Allowance for doubtful accounts			53	38	46
	Subordinated debt			390,000	310,000	310,000

	Total	(B	)	396,723	316,382	316,549

Illiquid Asset		(C	)	177,037	172,151	154,421

Net Capital (A) + (B) - (C) =		(D	)	1,094,036	1,046,520	919,486

Risk	Market risk			72,654	57,910	53,129
	Counterparty risk			254,756	235,690	253,360
	Basic risk			132,527	114,360	116,905

	Total	(E	)	459,937	407,961	423,396

Capital Adequacy Ratio (D)/(E)				237.8%	256.5%	217.1%